Filed by Cimarex Energy Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporation: Magnum Hunter Resources, Inc.

Commission File No.: 001-12508

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Filed by Cimarex Energy Co.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Corporation: Magnum Hunter Resources, Inc.

Commission File No.: 001-12508

[LOGO]

Magnum Hunter Merger
January 27 – 28, 2005

Forward-Looking Statements

This presentation contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed distribution and merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed distribution and merger, market prospects, and any other statements that are not historical facts. Cimarex Energy (NYSE: XEC) and Magnum Hunter Resources (NYSE: MHR) strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. More detailed information about the factors that could cause actual results to differ materially from those described in the forward-looking statements is set forth in XEC’s and MHR’s filings with the Securities and Exchange Commission, which are available free of charge on the SEC’s website at www.sec.gov. XEC and MHR undertake no obligation to publicly update any forward-looking statements discussed in this presentation, whether as a result of new information, future events or otherwise.

[LOGO]

Additional Information

In connection with the proposed merger, Cimarex Energy Company and Magnum Hunter Resources, Inc. will file a proxy statement/prospectus with the SEC. Investors and security holders are urged to carefully read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Cimarex Energy and Magnum Hunter Resources’, without charge, at the SEC’s web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Cimarex Energy Company, Inc., 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203, Attention: Mary Kay Rohrer, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Magnum Hunter Resources, Inc., 600 East Los Colinas Blvd., Suite 1100, Irving, Texas, 75039, Attention: Morgan F. Johnston, Corporate Secretary; telephone 972-401-0752, fax: 972-443-6487.

Participants in Solicitation

Cimarex, Magnum Hunter and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Cimarex and Magnum Hunter in favor of the merger. Information about the executive officers and directors of Cimarex and their ownership of Cimarex common stock is set forth in the proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC in April 2004. Information about the executive officers and directors of Magnum Hunter and their ownership of Magnum Hunter common stock is set forth in the proxy statement for their 2004 Annual Meeting of Stockholders, which was filed with the SEC in August 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Cimarex, Magnum Hunter and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus when it becomes available.

Management Representatives

•                  Cimarex Energy Company – NYSE: XEC

Mick Merelli, Chairman, President and CEO

Tom Jorden, Executive Vice President – Exploration

Paul Korus, Vice President, CFO

•                  Magnum Hunter Resources, Inc. – NYSE: MHR

Gary Evans, President and CEO

Brad Davis, Senior Vice President and CFO

Principal Terms

•                  Stock for stock

•                  0.415 XEC for each MHR share

•                  53.6% / 46.4% ownership split

•                  Assumption of $645MM of MHR debt

•                  Debt : capitalization ~25%

•                  MHR dividend of its ownership interest in Tel Offshore Trust (TELOZ) ~$0.17 per share

•                  MHR to designate one Board member

Why We Like Magnum Hunter

•                  Substantial footprint in the Permian Basin

•                  Stable production with extensive low-risk drilling inventory

•                  Bolt-on Mid-Continent and Gulf Coast projects

•                  Measured entrée into high rate-of-return GOM projects

•                  Opportunity to accelerate drilling

What We Like About The Combination

•                  Diversified asset base

•                  40% Mid-Continent

•                  44% Permian Basin

•                  13% Gulf Coast / Gulf of Mexico

•                  Significant drilling inventory

•                  Lower risk: Mid-Continent and Permian Basin

•                  Higher potential: Gulf Coast and Gulf of Mexico

•                  Low debt

•                  It’s all about getting better, not just bigger

Cimarex Strategy

•                  Continue to build a company for the long term

•                  Growth through the drill bit

•                  Consistent profitable growth

Our History

[CHART]

Cimarex Strategy

•                  Build a company for the long run

•                  Growth through the drill bit

•                  Consistent profitable growth

Drilling Capital Invested

[CHART]

Cimarex Strategy

•                  Build a company for the long run

•                  Growth through the drill bit

•                  Consistent profitable growth

•                  “No debt, no PUDs, short R/P, no hedges?”

Cimarex With Debt?

$ MM	XEC (1)	MHR (1)	Combined
Cash (09/30/04)	$92	$26	$115

Debt:

Senior Notes Due 2012	—	195	195

Convertible Note Due 2023	—	125	125

Bank Debt and Other	—	324	324

Debt : Capitalization	NA	51%	25%

(1)               Before transaction expenses and adjustments

Cimarex With PUDs?

Bcfe	XEC	MHR (1)	Combined

Proved Developed	444	675	1,119

Proved Undeveloped	5	225	230

Total	449	900	1,349

% PUD	1%	25%	17%

R/P Ratio	5.5	10.0	7.7

(1)               Based on preliminary XEC evaluation

Cimarex With Hedges?

	XEC	MHR	Combined

2005 Volumes Hedged

Gas, MMcf/d	—	80	80

Oil, Bopd	—	2,000	2,000

Equivalent, MMcfe/d	—	92	92

2005E Production, MMcfe/d	240	260	500

% Hedged	—	35%	18%

What’s Next

•                  Seek favorable shareholder votes

•                  Targeting 2Q 2005 for close of combination

•                  Rationalize 2005 capital program

•                  Accelerate drilling

[GRAPHIC]

Gary Evans
President, Chief Executive Officer
and Founder of Magnum Hunter

[GRAPHIC]

Magnum Hunter’s Shareholder Return

$100,000 invested in Magnum Hunter at December 31, 1990, when the Company went public on the Boston Stock Exchange, would be worth approximately $5.6 million today. This calculates to an annual compounded return of 33% over the past 15 years (see Note).

In late 2003, the Oil and Gas Journal ranked Magnum Hunter as the number one fastest-growing company based on growth in stockholders’ equity. Magnum Hunter’s stockholder equity increased from $118 million at year-end 2001 to $612 million as of September 30, 2004.

Note:                   Includes the effect of $6.50 warrants issued in 2000. Shareholders received one warrant for every three shares of Magnum Hunter common stock. Assumes warrants were sold at the average closing price for the first ten trading days ($0.89 per warrant).

Also includes the effect of $15.00 warrants issued in 2002. Shareholders received one warrant for every five shares of Magnum Hunter common stock. Assumes warrants were sold at the average closing price for the first ten trading days ($1.12 per warrant).

Utilizing the closing price of Cimarex Energy Co. (“XEC”) common stock on January 25, 2005, and assuming the .415 exchange ratio along with the TEL Offshore Trust (“TELOZ”) dividend distribution equating to $0.17 per share, an original $100,000 investment would be worth approximately $7.1 million today, and the annual compounded return would increase to over 35.4% over the past 15 years.

[GRAPHIC]

Indexed Stock Price Performance

[CHART]

Note:   Peer Group includes Comstock Resources, Forest Oil, Houston Exploration, Newfield Exploration and Swift Energy.

Gas and oil weighted at 61% gas, 39% oil, matching Magnum Hunter’s current reserve breakdown.

* Based on purchase price of $16.67 as of January 25, 2005.

[LOGO]

Tom Jorden
Executive Vice President – Exploration

Exploration Principles

•                  Blended / moderate-risk exploration program

•                  Internally generated drilling ideas

•                  Multi-basin, lower-48 focus

•                  Regional effort built upon local expertise

•                  Integration between geology, land & engineering

•                  Monitor results and provide continuous feedback

Growing the Exploration Team

[CHART]

Combined Company Core Operating Areas

[CHART]

Permian Basin

Proved reserves (Bcfe)	596
% Natural gas	54%
4Q 2004 Production (MMcfe/d)	126
2005 Estimated CapEx ($MM)	90

Gulf Coast

Proved reserves (Bcfe)	116
% Natural gas	80%
4Q 2004 Production (MMcfe/d)	90
2005 Estimated CapEx ($MM)	160

Mid-Continent

Proved reserves (Bcfe)	551
% Natural gas	82%
4Q 2004 Production (MMcfe/d)	172
2005 Estimated CapEx ($MM)	190

Gulf of Mexico

Proved reserves (Bcfe)	53
% Natural gas	81%
4Q 2004 Production (MMcfe/d)	74
2005 Estimated CapEx ($MM)	140

2005 Estimated Capital Expenditures

[CHART]

[LOGO]

Mid-Continent

Bolt-on Mid-Continent Projects

• Capital ($MM):
•	2003A	88
•	2004E	145
•	2005E	174
•	2005PF	190

• Gross wells:
•	2003A	137
•	2004E	195
•	2005E	215
•	2005PF	235

[CHART]

Anadarko Basin Targets

[CHART]

# of Wells
2003	2004

78	>120

4	17

Clinton Lake / Atoka 3-D

Carpenter East, Custer County

[CHART]

•                  Advanced seismic techniques integrated with extensive subsurface interpretation

Clinton Lake /Atoka	Wells	Producers	Success Rate	EUR
Pre 3-D	37	12	32%	1.5	Bcf

Post 3-D	13	10	77%	2-5	Bcf

Mountain Front

•                  Kiowa County, OK

•                  Overthrust, overturned Springer

•                  2004 Activity

•                  15 of 19 wells successful

•                  2005 Plans

•                  20 locations

•                  Extending the play

•                  $22-$25 million

[CHART]

[LOGO]

Permian Basin

Why We Like the Permian Basin

•                  Moderate-risk, multi-pay opportunities

•                  Project potential helps achieve exploration and production drilling efficiencies

•                  Opportunity to grow through drilling; we were already there

•                  An arena where advanced technology mitigates risk

•                  Offers projects with attractive rates of return

What MHR Brings Us

•                  Significant acreage position offers multi-well, multi-year drilling program

•                  Already has an active, ongoing drilling program

•                  Have achieved high success rates in multi-pay fields

•                  MHR is one of the largest leaseholders in SE New Mexico’s Morrow trend

•                  Combined company has the necessary expertise to exploit the acreage and grow

[CHART]

SE New Mexico Projects

[CHART]

MHR West Texas Projects

•                  Kermit Field

•                  War-Wink West

•                  Mash / Arbol De Nada

•                  Spraberry

[CHART]

[LOGO]

Gulf Coast

Gulf Coast Projects

[CHART]

Liberty County Update

•                  600 sq mi of 3D seismic data

•                  Reprocessed 3D into one dataset, leading to expanded 2005 inventory

•                  2004:

•                  14 gross wells / 6.4 net

•                  10 of 14 successful

•                  $25MM of capital

•                  Aggressive 2005 program

•                  18 locations; $36MM

•                  Mix of exploration and development

[GRAPHIC]

West Gueydan Update

[GRAPHIC]

•                  Mauboules #1 discovery (2003)

•                  Miogyp formation at 17,500’

•                  First production: March 2004

•                  Producing 24 MMcf/d and 370 BCPD

•                  64.5% WI / 46% NRI

•                  Mauboules #2

•                  First production: September 2004

•                  Producing 17 MMcf/d and 285 BCPD

•                  Henry Heirs #1 (47.5% WI/35% NRI):

•                  Shallow discovery at 13,000’

•                  First production: September 2004

•                  Producing 12 MMcf/d and 140 BCPD

[LOGO]

Gulf of Mexico

Why We Like the Gulf of Mexico

•                  We wanted to be there (in a measured way)

•                  Characterized by high rate of return projects

•                  Proper application of technology mitigates risk and can work to your favor

•                  MHR brings large inventory of acreage blocks, much of it near existing infrastructure

•                  Cimarex is well capitalized to accelerate drilling and accommodate risk

Gulf of Mexico

[GRAPHIC]

MHR Gulf of Mexico Production

[CHART]

[LOGO]

Paul Korus

Vice President and CFO

Transaction Detail

•                  Fixed exchange ratio of 0.415

•                  Tax-free reorganization

•                  MHR special dividend of its interest in TEL Offshore

•                  Current FMV ~$15MM

•                  Requires shareholder and customary regulatory approvals

•                  Closing expected May/June 2005

•                  Mick Merelli: Chairman, President and CEO

•                  MHR to designate one Board member

•                  Headquarters in Denver, with operating offices in Tulsa, Dallas, Houston and New Orleans

Financial & Operational Impact

•                  Accretive to per share reserves, production & cash flow

•                  Over $700MM(1) of 2005E EBITDA

•                  Triples proved reserves to 1.3 Tcfe, 83% PD

•                  Doubles 2005E production to 500 MMcfe/d

•                  Extends R/P ratio to 7.7 from 5.5

•                  Prudent use of leverage, manageable debt

(1)               Based on First Call estimates

MHR Debt Structure

	$MM	Comments
Bank Debt	$320	Fold into XEC

9.6% Senior Notes	195	Due 2012, Callable 2007

Floating Rate Converts	125	Due 2023, Putable on C-O-C

Other	5

Total	$645

Estimated Annual Interest Expense: $40MM

Pro Forma Credit Statistics:

EBITDA / Interest Expense: ~18X(1)

Debt : Cap Ratio: ~25%

(1)               Based on First Call estimates

Pro Forma Equity Capitalization

•                  Basic shares outstanding:

Cimarex:	41.7MM

Merger consideration:	36.1MM

Total:	77.8MM

•                  Other:

•                  MHR warrants to purchase 7.2MM MHR shares at $15 per share (x 0.415 = 3.0MM XEC shares), expire 03/21/2005

•                  6.0MM MHR options (x 0.415 = 2.5 XEC shares) subject to a cash-out provision. Avg. exercise price ~$8 per MHR share

•                  Cimarex options and RSUs: ~3.4MM; diluted shares outstanding (Treasury method) 43.0MM

Production Estimates

	XEC	MHR
Fourth Quarter 2004:

Oil, Bbls per day	7,428	~ 12,000

Gas, MMcf per day	186.7	~ 175.0

Equivalent, MMcfe/d	231.2	~ 246.0

Annual Averages, MMcfe/d

2004	217.1	~ 220.0

2003	179.7	200.1

Guidance for 2005	235–245	254–277

MHR Commodity Hedges – Gas

	2005	2006
Swaps

Volume, MMBtu/d	20,000	NA

Price per MMBtu	$6.25	NA

Collars

Volume, MMBtu/d	60,000	20,000

Avg. Floor, MMBtu	$4.21	$5.25

Avg. Ceiling, MMBtu	$6.85	$6.30

MHR Commodity Hedges – Oil

	2005	2006
Swaps

Volume, Bbls/d	1,000	NA

Price per Barrel	$34.90	NA

Collars

Volume, Bbls/d	1,000	1,000

Avg. Floor, Barrel	$35.00	$30.00

Avg. Ceiling, Barrel	$55.00	$35.85

3Q 2004 Operating Statistics

	XEC	MHR
Realized Prices, Before Hedging

Gas, $/Mcf	$5.63	$5.37

Oil, $/Bbl	$41.81	$41.30

Production

Gas, MMcf/d	176.2	165.1

Oil, MBopd	7.4	11.6

LOE, $/Mcfe	$0.43	$0.73

Transportation, $/Mcfe	$0.13	NA

Production Tax, $/Mcfe	$0.48	$0.55

G&A, $/Mcfe	$0.27	$0.23

Effective Tax Rate	37%	39%

% Deferred	67%	94%

Staying the Course

•                  Continues legacy of growing XEC on a per-share basis

•                  Strengthens the company

•                  We continue to add “blue chip” assets and talent

•                  Prudent use of leverage

•                  Greater diversification

•                  Moving forward

•                  More projects with long-term potential

•                  Expanding into new areas: Permian Basin and GOM

•                  Rising production profile, strong cash flow and a healthy balance sheet

Contact Information

Paul Korus
Vice President and CFO
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, CO 80203

Phone (303) 295-3995
Fax (303) 285-9299

www.cimarex.com

Brad Davis
SVP & CFO
or
Howard Tate
VP of Capital Markets
Magnum Hunter Resources, Inc.
600 Las Colinas Blvd., Suite 1100
Irving, TX 75039

Phone (972) 401-0752
Fax (972) 443-6487

www.magnumhunter.com

[LOGO]

Magnum Hunter Merger

January 27 – 28, 2005